

VIVOPOWER

HALF YEAR RESULTS PRESENTATION

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

February 24, 2023

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Disclaimer

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. Forward-looking statements may include for example statements about potential revenue from electric light vehicle ("e-LV" or "EUV"), distribution agreements, future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of renewable energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; (f) our ability to successfully expand our e-LV and sustainable energy solutions ("SES") offerings and gain market acceptance of our offerings; and (g) other risks discussed in filings we make with the Securities and Exchange Commission ("SEC") from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated or not at all. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, is not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted (Underlying) EBITDA to net income/(loss), see slide 13. For a reconciliation of Group Adjusted (Underlying) EPS ("Earnings per Share") to Basic EPS, see slide 14.

H1 FY2023

STRATEGIC & OPERATIONAL REVIEW

Executive Summary | Strategic progress despite results affected by unseasonal weather & FX

Revenue declined due to project timing and AUD/USD FX rate	• Half year revenue[1] decreased 23% year-on-year ("y-o-y") to $8.7m. This was primarily attributable to timing of project execution across Aevitas solar and Kenshaw, with skills shortages a bottleneck. • On a constant AUD/USD FX rate basis, revenue decreased y-o-y by 17%
Gross profit and GP margin declined due to decrease in revenue and one-off Edenvale project loss	• Half year gross profit[1] ("GP") decreased by $3.1m y-o-y to $(3.6)m, including ($3.6m) of specific one-off weather-driven cost overruns on the Edenvale solar project (due to higher than forecast rainfall leading to damage of completed project works and delays in execution) • GP margin[1] declined to (42)% versus (4)% for first half of fiscal year 2022 ("H1 FY22"). GP margin adjusted for Edenvale cost overruns was (1)% versus adjusted GP margin for H1 FY22 of 5%
EBITDA and operating losses due to one-off Edenvale project loss	• Half year Adjusted EBITDA[1,2] loss excluding one-off Edenvale solar project weather-driven cost overruns, improved to $(3.9)m, versus $(4.5)m in H1 FY22. Operating loss[1] increased to $(8.2)m versus $(7.7)m for H1 FY22 • Losses were driven by FX, reduced revenues in Australia and Edenvale solar project weather-driven cost overruns
Balance sheet cash increased at December 31, 2022	• Cash balance increased from $1.3m as of June 30, 2022 to $3.2m as of December 31, 2022. Cash invested during FY23 primarily for Tembo scale-up and product development; one-off Edenvale solar leakage unplanned • Balance sheet was partly de-risked through extension of repayment commencement date on AWN Holdings ("AWN") loan by 18 months to 1 April 2025
Strategic initiatives executed upon setting VivoPower up for ramp-up in production and deliveries	• Distribution partner network for Tembo further expanded with entry into second hand and on-road segments, with EV kit commitments and orders increasing to 10,000+ • Development of Electric Utility Vehicle (EUV23) platform on target with positive feedback from key customers and partners • Divestiture of non-core businesses within Aevitas completed, whilst further financing was secured to fund growth
Top B Corp and global impact company award for 3rd year in a row	• VivoPower named one of the best B Corps in the world for Governance with a verified score in the top 10% of all Certified B Corporations on the B Impact Assessment • Recognised as a top 200 global impact company for the 3rd year in a row by the Real Leaders Impact Awards

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Notes:
(1) Revenue, gross profit, operating losses and EBITDA refer to continuing operations only.
(2) For reconciliation of Adjusted EBITDA to IFRS net loss see slide 13.

VIVOPOWER

Events Post Half Year-End | Positive Momentum into CY2023

Delivered vehicles to partners and customers, whilst receiving orders for next generation EUV23	• Customer deliveries have been scheduled and being fulfilled for GHH (South Africa) and Jankel (UK), amongst others • Tembo has received a first material order of its next generation EUV23 conversion kits from its key partner in Canada, Accès, as it prepares to ramp-up production and deliveries over the coming months
Following first version of EUV23, preparing for initial production and delivery ramp-up	• LC70 powered by Tembo next gen EUV23 kit has already covered over 400 km of rugged terrain testing trouble-free. Extensive pre-production testing is now taking place to define final third-party component suppliers for assembly and production ramp-up • Supplier audits have been completed for major component suppliers
Executed on financing and strategic transactions	• Further bridge financing from AWN was followed by private investment committed to Tembo for $2.0m (VivoPower maintains majority control) • Funds will be used for Tembo's growth, including the engineering, assembly and delivery of conversion kits
Capitalising on opportunities to hire world class EV talent in key markets globally	• Following investment market correction over 2022, "EV winter" continues with world class EV talent becoming available from either downsizing or distressed companies • VivoPower and Tembo, as one of very few EV companies in hiring mode at the moment, continue to secure experienced EV engineering talent either on full-time or advisory basis
Conclusion on Edenvale project imminent (Aevitas Solar)	• With normalised weather conditions, there has been strong progress on completing the Edenvale Solar Farm, with excellent feedback on quality of works • The Edenvale project is on track to concluding at end of February 2023 (subject to any further unexpected weather events), meaning no further losses are expected to be incurred
Kenshaw signed a milestone agreement with Glencore, with growing pipeline	• Building on negotiations in H1 and a 10-year history of providing quality service to Glencore, Kenshaw executed a 3-year umbrella agreement for the reactive and scheduled maintenance, repair and overhaul, and sale of critical electrical motors in New South Wales, Australia • Kenshaw order book and pipeline is building across all its business units, with additional growth expected from its Canberra branch, in NSW

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VIVOPOWER

FY2023 Key Objectives | Execute on Scale-Up

Deliver Tembo e-LV commitments on schedule + budget

- Complete 72kWh kits for Tembo partners
- Complete 72kWh kits for Toyota Australia
- Deliver EV conversion kits in accordance with schedules

Execute on Tembo microfactory and continue R&D

- Complete microfactory modules for kit assembly scale-up
- Enhance supply chain and logistics resiliency
- Continue investment in R&D to enhance Tembo kits

Expand Tembo addressable market & partnership base

- Expand into complementary addressable markets
- Grow partner network for complementary off-road applications
- Expand capabilities through mergers and acquisitions

Scale-up Aevitas solar, expand capabilities & diversify customer base

- Scale-up solar solutions business to meet "Green Rush" demand in Australia
- Develop electric wheel motor overhaul, service and repair business
- Diversify and expand customer base

Grow SES business with new capabilities and partnerships

- Develop partners network to deliver infrastructure for e-LVs
- Build engineering and sales teams to grow SES pipeline
- Enhance capabilities through acquisitions and joint ventures

Execute on corporate initiatives to enable sustainable growth

- Secure additional strategic funding sources
- Further reduce emissions in line with B Corp objectives
- Complete impact reporting framework

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Notes:
Green text indicates objectives completed to date.

VIVOPOWER

VivoPower's Impact | Among best B Corps & global impact leadership recognised again

VivoPower has retained its B Corp Certification and ranked among the top impact companies globally for the 3rd year in a row

Certified B Corporation

B Corporation accreditation achieved and maintained since 2018

Part of a global movement of people using business as a force for good

Named one of the best B Corps for Governance by B Lab UK. VivoPower's score for the category was among the top 10% of B Corps during this year's B Impact Assessment

Recognised for the 3rd straight year after debuting on the 2021 Impact Awards list

Ranked in top 20 in the Construction, Energy, and Facilities category in the Real Leaders Impact Awards 2023

Ranked alongside companies like Tesla and Patagonia

Turnaround/Transaction of the Year Award Winner 2020

Global <$50m Revenue Category

Fast Company World Changing Ideas 2022 – Honourable mention in General Excellence

Tembo | Momentum in commercial & operational progress and staging for production growth

Tembo is VivoPower's electric vehicle unit focused on ruggedised and customised utility vehicle applications

OVERVIEW OF TEMBO

- Netherlands-based EV specialist with conversion and integration capabilities and intellectual property for ruggedised and customised off- and on-road light utility vehicle applications (for both new and 2nd hand vehicles)
- Global sales and distribution channels across 6 continents
- Services a diverse range of sectors – from mining, infrastructure and utilities to government services, game safari and humanitarian aid – by providing customised light electric vehicles, often for rugged applications
- Facility in Eindhoven supported by international team

H1 FY2023 REVIEW

- Revenues of $0.9 million from delivery of kits and accessories to key customers
- Underlying EBITDA loss of ($0.5) million reflects growth in opex investment, especially in new talent
- First version of EUV23 platform available since December (material upgrade on previous generation 28 kWh battery platform in terms of range, safety and torque, amongst other elements)
- Distribution partner network expanded with 5,000+ additional kits in the commitment and order book pipeline, reaching 10,000+ in half year period
- Entry into second hand vehicles (ETC in Kenya) and on-road (Evolution in Australia and New Zealand) segments expands addressable market considerably
- Talent pool is increasing with new Head of Engineering since December, amongst other key engineering recruits

MAJOR MILESTONES SUPPORT SALES, R&D AND PRODUCTION GROWTH

Aug 2022	Oct 2022	Oct 2022	Dec 2022
MOU in Jordan: 1,000 kits	Definitive Agreement in Kenya: 4,000 kits	Definitive Agreement with Evolution	First version of EUV23 available
Middle East as largest LC market	Entry into 2nd hand market	Diversifying into on-road	Next generation EV kit for growth

GLOBAL DISTRIBUTION NETWORK WITH 10,000+ PIPELINE


Canada
1,675 e-LV kits
Accès Industriel
Jordan
1,000 e-LV kits
SOE
Mongolia
350 e-LV kits
Bodiz
Australia + New Zealand
Evolution
Kenya
4,000 e-LV kits
ETC Group
50 Countries
3,000 e-LV kits
GHH
Key:
FY21
FY22 (Bodiz)
FY22 (GHH)
FY23 (Jordan)
FY23 (ETC)

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Notes:
All amounts shown are unaudited.

VIVOPOWER

Aevitas | Australian weather and skills shortages impacted results, but outlook positive

The Aevitas businesses in Australia deliver specialised, site-specific electrical and power generation solutions to optimise energy usage

OVERVIEW OF AEVITAS | KENSHAW AND AEVITAS SOLAR

- Based in Newcastle in the Hunter Valley region, Australia's most densely populated industrial belt and location of the Hunter-Central Coast Renewable Energy Zone
- Trusted power solutions provider to over 470 active government, commercial and industrial customers in some of Australia's largest and fastest growing industries including data centres, solar PV, mining and resources, and health and aged care
- On 1 July 2022, VivoPower completed the sale of two non-core business units in Australia, J.A. Martin Electrical and NDT, to ARA. VivoPower retained its solar business and is building it out as a new standalone division of Aevitas known as Aevitas Solar, to operate alongside Kenshaw

H1 FY2023 REVIEW

- The Aevitas businesses recorded $7.8m in revenue for the period (excluding discontinued operations), down 25% year-on-year (y-o-y). A 40% reduction in Solar, with only one active solar project, compared to two in the prior period, is partly offset by a 9% growth in Kenshaw Electric
- Underlying EBITDA (excluding one-off Bluegrass and Edenvale overruns) was ($0.7m), down from $0.6m, reflecting mostly lower gross profit margins on lower sales volume. Overheads reduction broadly matched top line revenue, so remained in the 8-9% of sales range
- Work continued on the 204MW-DC Edenvale Solar Farm. Although works have been hampered by adverse weather conditions and well publicised skills shortages in the Australian labour market (particularly in the renewables sector), completion of the project is expected in February 2023

H1 FY2023 REVENUE BREAKDOWN FOR AEVITAS [1]


Other, 13%
Agriculture, 5%
Health Care and Social Assistance, 6%
Manufacturing, 7%
Infrastructure, 9%
Mining & Resources, 19%
Solar, 42%

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Notes:
(1) Revenue breakdown on basis of invoiced revenues.
All amounts shown are unaudited.

VIVOPOWER

SES | Focus pivot to mining (augmenting Tembo EV) and other industries

Vivo SES delivers sustainable energy solutions encompassing battery storage, microgrids, EV charging and battery recycling

OVERVIEW OF SES

- Focused on delivering full-suite, holistic SES to industrial customers and other large energy users comprised of three key elements:
  - Critical power "electric-retrofit" of customers' sites to enable optimised EV battery charging, encompassing renewables, battery storage, and microgrids
  - EV and battery leasing
  - EV battery reuse and recycling
- SES draws on the combined experience and capabilities of VivoPower's Critical Power Services business, Aevitas, and Tembo

H1 FY2023 REVIEW

- Segment has generated immaterial revenues but also not incurred any significant costs to date
- Focus remains on expanding capabilities through partnerships and joint ventures, especially in off-road EV charging and energy storage
  - Partner has been identified for EV charging with hardware already tested on Tembo EUV in Eindhoven. Distribution contract negotiations are ongoing

SES VALUE PROPOSITION



Proprietary Capabilities
Partner Network
VIVOPOWER SES
EV Charging
Microgrids
Renewable Generation
Battery Recycling
Battery Storage
Range of sectors for applications, including:
Mining
Ports
Agriculture
Sports

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VIVOPOWER

Caret | Incremental value capture, with more to come from Inflation Reduction Act (USA)

Caret Solar comprises strategic solar development sites across the US suitable for Power-to-X applications with partners

OVERVIEW OF CARET SOLAR

- Diversified portfolio totalling 38 solar projects in 9 states across the US with combined potential electrical generating capacity of 1.8 GW-DC
  - 7 projects in two states totalling 365 MW-DC being actively developed
  - 1.5 GW-DC of discontinued or de-prioritised projects provide pipeline for future Power-to-X opportunities
- Focus is on maximising value across the portfolio, prioritising development of projects that are most advanced and strategically relevant to data infrastructure developers

H1 FY2023 REVIEW

- VivoPower's Power-to-X strategy remains unchanged:
  - Continues to explore partnership opportunities with data infrastructure operators, including off-grid projects with our solar farms behind-the-meter
  - Operators are transitioning to renewables and increasingly values the strategic advantage of vertically integrated power and reliable low-cost electricity
  - Computing hardware costs are at historic lows and operating high-performance computing sites remains a profitable Power2X application
- Overall strategy to exit the US solar development business remains unchanged
  - VivoPower remains actively engaged exploring spin-off opportunities or other exit strategies for its solar projects

US SOLAR PORTFOLIO SUMMARY

	Total Portfolio MW-DC	VVPR % Holding	Net VVPR MW-DC
Original JV	1,844	50%	922
Current Active Projects	365	100%	365

POWER-TO-X APPLICATION (DATA CENTRE)


Caret Solar Farms
(behind the meter)
Digital Infrastructure
High Performance Computing (HPC)
Data mining
Graphics rendering
Drug discovery
AI & Machine Learning
$
$
Main Grid
Renewable solar energy powers data centre operations, with option to sell electricity to grid during high demand / high power price periods

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Notes:
All amounts shown are unaudited.

VIVOPOWER

H1 FY2023

FINANCIAL REVIEW



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VIVOPOWER

Profit and Loss Summary for the Half Year Ended December 31, 2022

Profit & Loss (US$m - except where indicated otherwise)	H1 FY2023	H1 FY2022	Comments
Revenue			
Aevitas Critical Power (including Solar) [1]	7.8	10.5	Decrease due primarily to one active solar project undertaken, versus two in the prior period. 9% growth in Kenshaw business on constant AUD/USD basis
Tembo EV	0.9	0.9	Limited revenues from ruggedisation and electrified vehicles while EUV23 being developed
Vivo SES	-	-	Recently established business unit
Group Revenue [1]	**8.7**	**11.4**	Decrease due primarily to Critical Power Services
Group Gross Loss [1]	**(3.6)**	**(0.5)**	Impact of lower revenues and margins on Solar projects and $3.6m one-off cost overruns on Edenvale Project due to extreme weather events
Group Adjusted (Underlying) EBITDA [1,2]	**(3.9)**	**(4.5)**	Improvement (despite reduction in revenues, gross profit) reflects focus on capitalised R&D resources in Tembo, reduction in SES marketing costs to support growth in EV segment
Restructuring & other non-recurring costs	(0.1)	(0.5)	Prior period comprises one-off litigation and Tembo acquisition expenses
Cost of sales – non-recurring events	(3.6)	(1.1)	$3.6m impact of extreme weather on Edenvale, versus $1.1m impact of COVID-19 lockdowns in prior period
Net finance income, expense & tax	(2.1)	(2.1)	Net nil movement comprises $1.9m reduction in foreign exchange losses, offset by $1.4m increase in interest expense on shareholder loans and $0.4m decrease in income tax credit.
Non-cash equity remuneration, depreciation	(0.8)	(2.1)	$0.2m decrease in depreciation following disposal of JA Martin ex-solar assets, $1.1m decrease in equity incentive expense
Group Loss after tax [1]	**(10.4)**	**(10.3)**	Movement due to $0.6m improvement in EBITDA, $1.9m foreign exchange improvement, $1.3m reduction in non-cash equity compensation and depreciation, offset by $2.5m increase in non-recurring costs including project overruns in Aevitas Solar, $1.4m interest increase and $0.5m lower tax gain
Group Basic EPS [1]	**($0.44)**	**($0.51)**	
Group Adjusted (Underlying) EPS [1,3]	**($0.28)**	**($0.43)**	

Notes:
(1) Continuing operations.
(2) Adjusted (Underlying) EBITDA = Earnings before interest, taxes, depreciation and amortization, non-cash based share compensation, impairment of assets, impairment of goodwill, and restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on slide 13.
(3) Adjusted (Underlying) EPS = Earnings per share adjusted for restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on slide 14.
Numbers may not compute precisely due to rounding.
All amounts shown are unaudited.

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VIVOPOWER

Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures

	For Half Year Ended	
Non-IFRS Financial Measures (US$m)	**December 31, 2022**	**December 31, 2021**
Net loss from continuing operations	**(10.4)**	**(10.3)**
Income tax expense / (credit)	(0.4)	(0.8)
Foreign exchange gains and losses	(0.4)	1.6
Net finance expense / (income)	2.9	1.4
Share-based compensation (non-cash portion)	0.1	1.3
Restructuring and other non-recurring costs	0.1	0.5
Cost of sales - non-recurring costs	3.6	1.1
Depreciation and amortization	0.7	0.8
Adjusted (Underlying) EBITDA	**(3.9)**	**(4.5)**

Notes:
Numbers may not compute precisely due to rounding.
All amounts shown are unaudited.

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VIVOPOWER

Reconciliation of Adjusted (Underlying) Earnings per Share to IFRS Financial Measures

Non-IFRS Financial Measures (US$m – except where indicated otherwise)	For Half Year Ended December 31, 2022	December 31, 2021
Net loss from continuing operations for the period	**(10.4)**	**(10.3)**
Restructuring & other non-recurring costs	0.1	0.5
Cost of sales - non-recurring costs	3.6	1.1
Adjusted (underlying) net loss from continuing operations for the period	**(6.7)**	**(8.7)**
Weighted average number of shares used in computing earnings per share (shares)	*23,721,248*	*20,443,121*
Group basic EPS from continuing operations ($ per share)	($0.44)	($0.51)
Restructuring and other non-recurring costs ($ per share)	$0.00	$0.03
Cost of sales - non-recurring costs ($ per share)	$0.15	$0.05
Group adjusted (underlying) EPS from continuing operations ($ per share)	**($0.28)**	**($0.43)**

Notes:
Numbers may not compute precisely due to rounding.
All amounts shown are unaudited.

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VIVOPOWER

Balance Sheet Summary as at December 31, 2022

Balance Sheet (US$m)	Proforma[1] December 31, 2022	June 30, 2022	Comments
Intangible investments	22.7	21.8	Increase arising from $1.3m capitalised intangible development costs in Tembo, less amortisation and foreign exchange movements
Other non-current assets	26.8	26.7	
Unrestricted cash	3.2	1.3	$3.0m bridging loan obtained from AWN Holdings Limited
Other current assets	14.1	19.9	$5.1m decrease comprises $8.2m disposal of assets held for sale upon sale of J.A. Martin ex-Solar business, offset by a $4.5m increase in other receivables to recognise deferred consideration on the sale. $1.1m decrease in trade receivables to $3.0m due to timing of project completions in Aevitas
Total Assets	**66.8**	**69.7**	
Current loans and borrowings[1]	(1.8)	(5.1)	Decrease of $3.3m comprises $4.3m reclassification of AWN related party loans to non-current[1], due to extension of repayment terms, less $1.3m increase in debtor financing in Aevitas
Long-term loans and borrowings[1]	(30.2)	(23.5)	Increase of $6.7m comprises primarily $3.0m additional shareholder loans from AWN Holdings Limited and $3.3m reclassification of other loans previously treated as current due to amended financing terms and other adjustments
Other liabilities	(18.9)	(19.1)	$1.5m liabilities held for sale in June 2022, disposed of upon sale of J.A. Martin ex-Solar business. $1.0m accrual for losses on Edenvale project.
Total Liabilities	**(50.9)**	**(47.7)**	
Net Assets	**15.8**	**22.0**	Decrease primarily due to losses incurred in the period net of $5m equity capital raise
Net Debt[2]	**(28.8)**	**(27.3)**	Increase due to loans obtained to finance operating needs and investment for growth

Notes:
(1) Proforma balance sheet adjusted for post balance sheet event amendments to AWN loan agreements in January 2023. The amendments result in a reclassification of $8.1m current borrowings to non-current.
(2) Equals current and non-current debt obligations less unrestricted cash.
Numbers may not compute precisely due to rounding.
All amounts shown are unaudited.

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VIVOPOWER

THANK YOU

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VIVOPOWER